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                                    FORM 6-K


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               FOR JUNE 11, 2002


                          QUILMES INDUSTRIAL (QUINSA),
                                SOCIETE ANONYME
             (Exact Name of Registrant as Specified in its Charter)


                        84, GRAND RUE L-1660 LUXEMBOURG,
                           GRAND-DUCHY OF LUXEMBOURG
                    (Address of Principal Executive Offices)


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                       Quilmes Industrial (Quinsa), S.A.

                               TABLE OF CONTENTS

                                                                     Sequential
                                                                        Page
Item                                                                   Number
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1.     Press Release entitled, "Quilmes Industrial (Quinsa) S.A.
       Confirms Lawsuit by Heineken"................................      3


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                                                                        Quinsa
Quilmes Industrial S.A.                                       [GRAPHIC OMITTED]

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                           84 Grand-Rue o Luxembourg
                     Tel: +352.473.884 o Fax: +352.226.056

CONTACT:

Francis Cressall                        Van Negris / Philip J. Denning
Quilmes Industrial (Quinsa) S.A.        Kehoe, White, Van Negris & Company, Inc.
+5411-4321-2744                         212-396-0606

FOR IMMEDIATE RELEASE

         QUILMES INDUSTRIAL (QUINSA) S.A. CONFIRMS LAWSUIT BY HEINEKEN

LUXEMBOURG - June 11, 2002 - Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) ("Quinsa" or the "Company") has confirmed that it has received from Heineken International B.V. ("Heineken") a summons indicating that Heineken has commenced a legal proceeding against Quinsa in a Luxembourg court. The summons alleges that Quinsa's recently announced transaction with Companhia das Americas - AMBEV ("AmBev") violates certain contractual agreements between Heineken and Quinsa and requests that the court issue an order prohibiting the completion of the transaction with AmBev until the contract dispute is resolved by an arbitrator. The summons requires that Quinsa appear before the Luxembourg court on Friday, June 14, 2002. Quinsa intends to vigorously oppose the action brought by Heineken. Quinsa has received notice of the commencement by Heineken of the arbitration proceeding relating to the alleged contract dispute.

                                 ABOUT QUINSA

Quinsa is a Luxembourg-based holding company, which controls 85 percent of Quilmes International (Bermuda) Ltd., ("QIB"). The remaining 15 percent of the shares of QIB are owned, since 1984, by Heineken International Beheer B.V. ("Heineken"). Heineken Technical Services B.V. renders technical assistance to the operating companies. Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a strong presence in Chile. Quinsa also owns the two largest PepsiCo bottlers in Argentina. Its Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa's American Depository Shares, each representing two of the Company's Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           QUILMES INDUSTRIAL (QUINSA), S.A.


                                           By:   /s/ Carlos Olivieri
                                              -----------------------------
                                           Name:   Carlos Olivieri
                                           Title:  Chief Financial Officer


Date: June 11, 2002